UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Manual for the Annual and Extraordinary General Meeting

of April 27, 2018

MANUAL FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 27, 2018

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

Manual Index
1. Message from the Chairman of the Board of Directors		4
2. Message from the CEO		5
3. Guidelines for Participation in the Meeting		6
·	Shareholders in Attendance	6
·	Shareholder Represented by na Attorney in Fact	7
	- Form of Power of Attorney	9
·	Vote by Proxy	13
·	Vote by Proxy cast directly	13
·	Vote by Proxy cast through service providers	14
·	Additional information	14
·	Holders of ADRs	15

4. Call Notice		16
·	Annual General Meeting	15

·	Extraordinary General Meeting	17

·	General Information	18

5. Proposal by the Administration		20
·	To acknowledge the management accounts, examine, discuss and vote on the Company s Financial Statements, the Independent Auditor s Report and the Fiscal Council s Report for the fiscal year ended on December 31st , 2017	20
·	To approve the proposal of allocation of net income for the fiscal year ended December 31st, 2017 and the distribution of dividends	21
·	To define the number of members for the Board of Directors,pursuant to article 15 of the Company's Bylaws	22
·	To elect the members of the Board of Directors and the Fiscal Council	23
·	Board of Directors	23

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

·	Fiscal Council	24

·	To establish the overall compensation to be paid to the Company’s management and to the members of the Fiscal Council for the period of May 2018 to April 2019	24

·	To approve the amendment and the general consolidation of the Company’s Bylaws	26

·	To approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses	28

6. Clarifications		29

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  Message from the Chairman of the Board of Directors

  Dear shareholder,

  On behalf of the Board of Directors of CPFL Energia S.A. (“Company”), I have the honor to invite you to attend the Annual and Extraordinary General Meeting of Shareholders (“GM” or “General Meeting”), to be held on April 27, 2018, at 10:00 a.m at the Company’s headquarters, located at Rodovia Enegenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part , in the City of Campinas, State of São Paulo.

  As we anticipated, the year 2017 again proved challenging for the entire Brazilian Electricity Sector and for the Company. Given this scenario, the active participation of the Board of Directors and the Board of Executive Officers, based on the strength of our strategy and our corporate governance system, and the confidence of our shareholders and employees, enabled the Company to achieve significant results.

  Your presence in the Company's Meetings will be an opportunity to know our results and the profile of the people who will be elected - or re-elected - to compose the Board of Directors and Fiscal Council in the next term.

  In the expectation that we will be able to count on your participation in the Assemblies, we hope that this Manual for Participation will contribute to the goal of facilitating your participation.

  Sincerely,

  Yuhai Hu

  Chairman of the Board of Directors

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  2.     Message from the CEO

  Dear shareholder,

  At the Annual and Extraordinary General Meeting (“GM” and “General Meeting”) of CPFL Energia SA ("Company"), scheduled for April 27, 2018, in which we expect you to participate, important matters will be discussed, such as the approval of the accounts and allocation of the result for the year of 2017, the election of the Board of Directors members, who are responsible for establishing the corporate guidelines and strategies of the Company, and the amendment of the Company’s Bylaws.

  As our shareholders will be able to verify, in 2017, the Company maintained intense activity, participating actively and contributing to the improvement of the regulation applicable to the Electric Sector, with a view to strengthening a stable and safe environment for the development of the group's businesses.

  As a result of this performance, the group's results proved to be important, reaffirming the confidence of the Company’s Management and CPFL professionals in the country's perspectives, even in the face of political and economic instability.

  In the expectation that we can count on your participation in the Meetings, we thank you for your confidence in the Company's Management.

  Sincerely,

  Andre Dorf

  CEO

  3.     Guidelines for Participation in the Meeting

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  The shareholders may go to the headquarters of CPFL Energia S.A. (“CPFL Energia” or the “Company”) on the date of the Annual and Extraordinary General Meeting (“GM” or “General Meeting”) and cast their votes or, if they are unable to attend, they may appoint an attorney in fact, subject to the rules of representation described below, or cast their vote by filling in and submitting a Proxy Card, pursuant to CVM Instruction No. 481/09, as amended.

  3.1.     Shareholder in Attendance:

  The shareholder that wishes to participate in the General Meeting shall be present a few minutes before the time mentioned in the Call Notice 10 a.m., with the following documents:

(i) individual	ID card with picture. Examples: RG, RNE, CNH or officially recognized professional class cards
(ii) legal entity
    ID card with picture of the legal representative(s) of the shareholder, certified copy of the latest consolidated Articles of Association and corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney)

(iii) shareholder incorporated as an Investment Fund
    ID card with picture of the legal representative(s) of the administrator of the Investment Fund (or manager, as the case may be), certified copy of the latest consolidated regulation of the fund and of the Bylaws or Articles of Association of its administrator, in addition to the corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney)

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  3.2.     Shareholder Represented by an Attorney in Fact:

  The shareholder that is unable to attend the General Meeting may be represented by an Attorney in Fact, whose powers of representation must have been assigned less than one (1) year before, pursuant to the provisions set forth in paragraph 1 of article 126 of Law No. 6.404/1976 (“Brazilian Corporation Law”).

  With the exclusive purpose of protecting the interests of its shareholders, and in order to facilitate their representation in the General Meeting, CPFL Energia provides, as a suggestion, at the end of this item, a Form of Power of Attorney granting powers to an Attorney in Fact appointed by CPFL Energia, who may represent the shareholders, at no cost and in strict compliance with the powers granted to such Attorney in Fact.

  The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporation Law, can only be granted to parties that meet, at least, one of the following requirements: (i) be a shareholder or officer of the Company, (ii) be an attorney or (iii) be a financial institution. In the case of shareholders that are legal entities, pursuant to the standing adopted by the Full Session of CVM, during a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the attorney in fact does not need to be (i) a shareholder or officer of the Company, (ii) attorney or (iii) financial institution.

  The shareholder represented by a power of attorney shall follow the procedure described below:

Deadline for the submittal of the Representation Documents	By 10h on April 26 – article 11 of the Bylaws
Representation Documents

  •         Power of attorney* and ID card with picture

  •         Proof of ownership of the shares issued by CPFL Energia and

  •         legal entity - Bylaws/Articles of Association and minutes of the election of those granting the Power of attorney

Place for Delivery of the Representation Documents	Rodovia Enegenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part, in the City of Campinas, State of São Paulo. c/o Corporate Governance Office Bloco 6 – 2º andar

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  * It is important to note that the powers of attorney granted abroad must be notarized by a Notary Public or Notary Public duly authorized for this purpose, legalized in a Brazilian consulate or apostilled, translated into Portuguese by a sworn translator and registered in the Register of Deeds and Documents, in accordance with current legislation.

  Please note that the purpose of the request for early delivery of the power of attorney, by those shareholders who intend to be represented by a legally appointed Attorney in Fact, is to facilitate the preparation of the General Meeting, and that it does not represent an obstacle to their participation.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  •         Form of Power of Attorney

POWER OF ATTORNEY

  By means of this instrument of power of attorney,

  [SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of Identification card RG No. [•], enrolled in CPF/MF under No. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP] (“Grantor”), or [SHAREHOLDER], enrolled in CNPJ/MF under No., [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP], herein represented by its legal representative (“Grantor”), hereby appoints and constitutes as its attorney in fact Mrs. VALTER MATTA, Brazilian, single, lawyer register under Ordem dos Advogados do Brasil OAB/SP N. 96.865, bearer of RG n°11535819 SSP/SP, registered under CPF/MF N. 063.726.418-51, with business address at Rodovia Eng. Miguel Noel Nascentes Burnier, KM 2,5 - Campinas, SP (“Attorney in Fact”), to represent it in the capacity of shareholder of CPFL ENERGIA S.A. (“Company”), during the Annual and Extraordinary General Meeting to be held, at first call, on April 27,2018, at 10 a.m., and, if a second call is necessary, on a date to be informed in due course, at the headquarters of the Company, located at Rodovia Eng. Miguel Noel Nascentes Burnier, KM 2,5 - Campinas, SP, with enough powers to examine, discuss, submit justifications and to vote on its behalf, in compliance with the guidance below, with respect to the matters included in the Agenda.

  For the purposes of the granting of this power of attorney, the Attorney in Fact shall have limited powers to attend the Meeting and to cast a vote in compliance with the guidance provided to her, having no right or obligation to take any action other than those as may be necessary for the fulfillment of this power of attorney. The Attorney in Fact is hereby authorized to refrain from any resolution or matter with regard to which she has not received, at his discretion, sufficiently specific voting guidance.

Agenda:

  a. To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2017:

For ( )	Against ( )	Abstention ( )
Vote Justification:

b. To approve the proposal of allocation of net income for the fiscal year ended December 31, 2017 and the distribution of dividends:
For ( )	Against ( )	Abstention ( )
Vote Justification:

c. To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws:
For ( )	Against ( )	Abstention ( )
Vote Justification:

d. Election of the following acting members for the Board of Directors:
Mr. Bo Wen
For ( )	Against ( )	Abstention( )
Mr. Shirong Lyu
For ( )	Against ( )	Abstention( )
Mr. Yan Qu
For ( )	Against ( )	Abstention( )
Mr. Yumeng Zhao
For ( )	Against ( )	Abstention( )
Mr. André Dorf
For ( )	Against ( )	Abstention( )
Mr. Antonio Kandir
For ( )	Against ( )	Abstention( )
Mr. Marcelo Amaral Moraes
For ( )	Against ( )	Abstention( )
Vote Justification:

e. Election of the following acting and deputy members for the Fiscal Council
• Mrs. Lisa Gabbi (acting member) / Mr. Chenggang Liu (deputy member)
For ( )	Against ( )	Abstention( )
Mrs. Ran Zhang (acting member) / Mr. Jia Jia (deputy member)
For ( )	Against ( )	Abstention( )
Mr. Ricardo Florence dos Santos (acting member) / Mr. Reginaldo Ferreira Alexandre (deputy member)
For ( )	Against ( )	Abstention( )
Vote Justification:

f. To establish the overall compensation to be paid to the Company’s management for the period of May 2018 to April 2019:
For ( )	Against ( )	Abstention( )
Vote Justification:

g. To establish the overall compensation to be paid to the members of the Fiscal Council for the period of May 2018 to April 2019:
For ( )	Against ( )	Abstention( )
Vote Justification:

  h.           To approve the amendment of the Company’s Bylaws, according to the Management Proposal, to: (I) harmonize the statutory provisions with the new Novo Mercado rules, in order to: (A) modify the following articles: (i) sole paragraph of article 1; (ii) article 5; (iii) caput and sole paragraph of article 14; (iv) paragraph 3 of article 26; (v) caput of article 34; (vi) article 43; (B) exclude the following articles: (i) sole paragraph of articles 34; (ii) caput and sole paragraph of article 35; (iii) articles 36, 37, 38 and its paragraphs, 39 and its paragraphs, 40, 41 and its paragraphs and 42 and its paragraphs; (II) update the monetary values in articles 17, items (i), (k), (m), (n), (s), (z), (aa) and 21, item (e), as well as update the reference of article 47 to 2018; (III) to change the number of members of the Board of Executive Officers, with the creation of a position, as well as to change the competencies established, with the change of the caput of article 18 and inclusion of subitem (iv) in item (b) and inclusion of item (h); (IV) exclude the term repeated in Article 20; (V) extinguish the Reserve for Adjustments to the Financial Asset of the Concession with the exclusion of item (c) of paragraph 2 of article 27; (VI) change all references to BM & FBOVESPA S.A. - Securities, Commodities and Futures Exchange for B3 S.A. - Brazil, Stock Exchange, Counter; and (VII) to adjust the defined terms and renumbering of all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above.

For ( )	Against ( )	Abstention( )
Vote Justification:

i. To approve the consolidation of the Company’s Bylaws.
For ( )	Against ( )	Abstention( )
Vote Justification:

j. To approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses.
For ( )	Against ( )	Abstention( )
Vote Justification:

Term of validity: one (1) month as of the date of execution hereof.
Campinas, [●] [●], 2018. Grantor By: [●] (certified signature) Position:[•]

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  3.3.     Vote by Proxy

  According to CVM Instruction No. 481/09, as amended, the Company has adopted, beginning on January 1, 2017, a remote voting system, which will enable its shareholders to take part in the Annual and Extraordinary General Meeting by means of the filling in and submittal of a proxy card, made available by the Company, on the date hereof, on its investor relations website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), and B3 S.A. - Brazil, Stock Exchange, Counter (www.b3.com.br) and that of the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

  Thus, shareholders shall be able to fill in and submit, from the date hereof, the Proxy Card, at their discretion, either (i) directly to the Company; or (ii) through instructions transmitted to their corresponding custodians or to the depositary agent of the Company, depending on whether or not the shares are deposited with a central depositary.

  The Company warns that, in either case, the Proxy Card must be received at least seven (7) days in advance of the date of the Annual and Extraordinary General Meeting, i.e., by 11:59 p.m. on April 20, 2018.

  3.3.1. Vote by Proxy cast directly

  The shareholder that chooses to submit the Proxy Card directly to CPFL Energia shall send the following documents to Rodovia Enegenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part , in the City of Campinas, State of São Paulo – Brazil, c/o the Investor Relations Office:

  (i)     hard copy of the Proxy Card duly filled in, initialed and signed; and

  (ii)    certified copy of the documents described in the chart found in item 2.1 above, as the case may be.

  If it chooses to do so, the shareholder shall also be able to send the digitalized documents mentioned above to the email address ri@cpfl.com.br.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  Upon receipt of the Proxy Card and of the documents attached to it, the Company shall report such receipt to the shareholder and shall inform whether or not such card is acceptable pursuant to the provisions set forth in article 21-U of CVM Instruction No. 481.

  During the remote vote term, the shareholder may change its vote instructions as often as it deems necessary and the instruction that is valid on the date closer to the date of the General Meeting shall prevail.

  3.3.2. Vote by Proxy cast through service providers

  The shareholder who chooses to cast its remote vote through service providers shall transmit its voting instructions to its respective custodian agents or to the depositary agent of the shares issued by the Company, depending on whether or not its shares are deposited with a central depositary, and provided that the rules determined by them are fully observed.

  In that regard, the shareholders shall contact their custodian agents or the depositary agent of the shares issued by the Company and verify the procedures they have established for the issuance of voting instructions by Proxy, as well as the documents and information that may be required by them.

  The Company clarifies that conflicting voting instructions will be disregarded, as understood those coming from the same shareholder who, in relation to the same resolution, voted differently in Voting Bulletins delivered by different service providers.

  However, voting instructions received from depositary institution issuing Depositary Receipts abroad in relation to the shares that give effect to Depositary Receipts, although in different senses, will not be conflicting. In the event of any divergence between any distance ballot received directly by the Company and voting instructions contained in the consolidated voting chart sent by the central depositary in relation to the same CPF or CNPJ registration number, the voting instruction contained in the voting map shall prevail, and the bulletin received directly by the Company shall be disregarded.

  3.3.3. Additional information

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  Provided that the corresponding Proxy Card is deemed valid by the Company, the shareholder that decides to cast a remote vote shall be deemed to be exercising its voting right in person, and shall be considered to be in attendance for all effects of the Corporation Law.

  The voting instruction originating from the same shareholder shall be attributed to all shares held by the same CPF or CNPJ, as the case may be, according to the shareholding positions provided by the depositary agent.

  In case of divergence between the data included in a Proxy Card submitted directly to the Company and a voting instruction included in a voting map submitted by the depositary agent with respect to the same shareholder, the voting instruction included in the voting map submitted by the depositary agent shall prevail and the Proxy Card shall be disregarded by the Company.

  Remote voting instructions given by shareholders or representatives of shareholders that attend the General Meeting in person and request to cast a vote shall also be disregarded by the chairman of the General Meeting.

  3.4.     Holders of ADRs

  The financial institution that is the depositary of the American Depositary Receipts (“ADRs”) in the United States of America is Citibank, N.A. (“Citibank”).

  Citibank shall send the proxy cards to the holders of the ADRs, so that they can exercise their voting rights, and shall be represented during the General Meeting by its representative in Brazil, Banco Bradesco S.A.

  Any doubts about procedures, deadlines and matters submitted for deliberation can be clarified with the Investor Relations Department team through the following channels of communication:

  email address: ri@cpfl.com.br

  Phone: + 55 19 3756 6082

  4.     Call Notice

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  CPFL ENERGIA S.A.

  Publicly-held Company

  CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

  ANNUAL AND EXTRAORDINARY GENERAL MEETING

  CALL NOTICE

  The shareholders of CPFL Energia S.A. (“Company”) are hereby invited, pursuant to article 124 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporation Law”), to attend the Annual and Extraordinary General Meeting (“GM”) to be held on April 27, 2018, at 10:00 a.m., at the Company’s headquarters, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part , in the City of Campinas, State of São Paulo, to consider and vote on the following agenda:

  I – Annual General Meeting:

  a.    To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2017;

  b.    To approve the proposal of allocation of net income for the fiscal year ended December 31, 2017 and the distribution of dividends;

  c.    To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws;

  d.    To elect the members of the Board of Directors;

  e.    To elect the members of the Fiscal Council;

  f.     To establish the overall compensation to be paid to the Company’s management for the period of May 2018 to April 2019; and

  g.    To establish the overall compensation to be paid to the members of the Fiscal Council for the period of May 2018 to April 2019.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  II – Extraordinary General Meeting:

  a.    To approve the amendment of the Company’s Bylaws, according to the Management Proposal, to: (I) harmonize the statutory provisions with the new Novo Mercado rules, in order to: (A) modify the following articles: (i) sole paragraph of article 1; (ii) article 5; (iii) caput and sole paragraph of article 14; (iv) paragraph 3 of article 26; (v) caput of article 34; (vi) article 43; (B) exclude the following articles: (i) sole paragraph of articles 34; (ii) caput and sole paragraph of article 35; (iii) articles 36, 37, 38 and its paragraphs, 39 and its paragraphs, 40, 41 and its paragraphs and 42 and its paragraphs;; (II) update the monetary values in articles 17, items (i), (k), (m), (n), (s), (z), (aa) and 21, item (e), as well as update the reference of article 47 to 2018; (III) to change the number of members of the Board of Executive Officers, with the creation of a position, as well as to change the competencies established, with the change of the caput of article 18 and inclusion of subitem (iv) in item (b) and inclusion of item (h); (IV) exclude the term repeated in Article 20; (V) extinguish the Reserve for Adjustments to the Financial Asset of the Concession with the exclusion of item (c) of paragraph 2 of article 27; (VI) change all references to BM & FBOVESPA S.A. - Securities, Commodities and Futures Exchange for B3 S.A. - Brazil, Stock Exchange, Counter; and (VII) to adjust the defined terms and renumbering of all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above.

  b.    To approve the consolidation of the Company’s Bylaws.

  c.    To approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses.

  General Information:

  1.            The shareholders of the Company may participate in the GM provided they are registered in the Register of Book–Entry Shares at Banco do Brasil S.A., Company’s registrar agent, and bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the most recent Bylaws or consolidated Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the most recent consolidated regulations of the Fund and the Bylaws or Articles of Association of the fund administrator, and corporate documentation granting powers of representation (minutes of election of the directors and/or power of attorney), as well as identification document with photo of the legal representative(s).

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  2.           Any shareholder may appoint a proxy to attend the GM and vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy instrument granting special powers of representation at the GM; (ii) Bylaws or Articles of Association and minutes of the election of managers, in case of legal entities; and (iii) identification document with photograph of the proxy.

  3.           The Company requests that all proxy granted in Brazil have the signature recognized by the registry office and that all those granted outside Brazil are notarized by a Public Notary duly authorized for this purpose and consularized in a Brazilian consulate or apostilled and translated to Portuguese by a certified translator and registered with the appropriate registry of titles and deeds, according to the legislation currently in force.

  4.           Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, proxy instruments may only be granted to any person meeting at least one of the following requirements: (i) be a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution. For shareholders who are legal entities in accordance with the understanding of the Brazilian Securities Commission (“CVM”) Collegiate Body, issued in the meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or senior manager of the Company, (ii) a lawyer, or (iii) a financial institution.

  5.           To facilitate the GM proceedings, the Company requests shareholders to submit their proxy instruments and representation documents twenty-four (24) hours prior to the GM, as provided in the main section of article 11 of the Company’s Bylaws. Shareholders attending the GM with the required documents will be allowed to participate and vote even if they had not submitted said documents in advance.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  6.           Under CVM Instruction No. 481 of 2009, as amended (“CVM Instruction 481”), issued by the CVM, the Company has adopted the distance voting system, thus allowing the shareholders to take part in the GM by completing and handing over the distance voting form to the custodians, to the registrar or directly to the Company, following the instructions set out in the Management Proposal.

  7.           Pursuant to CVM Instruction No. 165/91, as amended, the minimum percentage of voting capital required to request cumulative voting for electing the members of the Board of Directors is five percent (5%), and said right must be exercised by shareholders at least 48 (forty-eight) hours prior to the GM, pursuant to article 141, paragraph 1 of the Brazilian Corporation Law.

  8.    Under article 135, paragraph 3 of the Brazilian Corporation Law and in keeping with articles 6 et seq. of CVM Instruction 481, all documents pertaining to the matters to be considered and voted on at the GM are available to shareholders as from this date at the Company’s principal place of business, on its Investor Relations website (www.cpfl.com.br/ri), and on the websites of the CVM (www.cvm.gov.br), the B3 S.A. - Brazil, Stock Exchange, Counter (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

  Campinas, March 28th, 2018

  Yuhai Hu

  Chairman of the Board of Directors

  Although the first call to Meetings must be made by publicly held companies fifteen (15) days in advance, in accordance with current legislation, the Company must publish its Call Notices at least 30 days in advance, pursuant to the provisions set forth in Article 8 of CVM Instruction No. 559/15, ensuring sufficient time for the necessary procedures of manifestation of the holders of ADRs traded on the New York Stock Exchange ("NYSE"), in addition to allowing shareholders to participate through the remote voting system.

  5.     Proposal by the Administration

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  Dear Sirs,

  The Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”) submits to its shareholders analysis the Management Proposal (“Proposal”) on the matters to be resolved at the Annual and Extraordinary Meeting (“GM” or “General Meeting”) to be held on April 27, 2018, as follows:

  I. To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2017.

  The Financial Statements and the Management Report of CPFL Energia were approved by the Company's Board of Executive Officers and audited by the Independent Auditors – KPMG Auditores Independentes - prior to the favorable manifestation of the Board of Directors, obtained at the 341th Board of Directors Meeting, held on March 26, 2018, and to the issuance of the opinion of the Fiscal Council rendered on the same date, and were therefore considered fit for submission to the General Meeting.

  The Board of Directors recommends to the Company’s Shareholders that they carefully examine the Financial Statements and the Management Report and, if necessary, clarify their doubts in advance, in order to decide on their approval.

  The Management proposes to the Shareholders the approval of the Management Report, the managements' accounts, and the Company's Individual and Consolidated Financial Statements, together with the Independent Auditor’s report for the fiscal year ended December 31, 2017.

  The Financial Statements, the Management Report, the Independent Auditor’s Report and the Fiscal Council's Report for the year 2017 were prepared as provided for in items I to V of article 9 of CVM Instruction No. 48109, as amended (“CVM Instruction 481”), are available to Shareholders (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 S.A. - Brazil, Stock Exchange, Counter (“B3”) (www.b3.com.br) and the U.S. Securities and Exchange Commission - SEC (www.sec.gov) and were published in the "Valor Econômico" newspaper and in the Official Gazette of the State of São Paulo, on March 28, 2018, pursuant to article 133 of Law No. 6,404 of December 15, 1976 ("Brazilian Corporation Law").

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  Annex I to this Proposal, as provided for in item III of article 9 of CVM Instruction 481, contains the Officers’ Comments on the Company's financial situation, with the purpose of providing a reflexive analysis, from the perspective of its Managers, so that its evaluation is as consistent as possible and is available, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

  II. To approve the proposal of allocation of net income for the fiscal year ended December 31, 2017 and the distribution of dividends.

  In 2017, net income reached R$ 1,243 million, an increase of forty one point four percent (41.4%) (R$ 364 million), mainly due to the increase of seventeen point nine percent (17.9%) ([R$ 738 million]) in EBITDA. This effect was partially offset by the increases of eighteen point four percent (18.4%) (R$ 238 million) in depreciation and amortization, of R$ 102 million in Income Tax and Social Contribution and of two point three percent (2.3%) (R$ 34 million) in net financial expenses.

  The Company's Management submits to the GM the allocation of the remaining accrued profit, after adjustments, as provided in paragraph 2 of article 27 of the Company's Bylaws, recommending:

    Allocation to legal reserve in the amount of fifty-eight million, nine-hundred and eighty-seven thousand, five-hundred and twenty reais and twenty-four cents (R$ 58,987,520.24);

    Allocation to statutory reserve (Reserve for Adjustment of Financial Assets of Concession) in the amount of one-hundred and twenty-three million, six-hundred and seventy-two thousand, five-hundred and fourteen reais and four cents (R$ 123,672,514.04);

    Allocation to statutory reserve (Working Capital Improvement Reserve) in the amount of seven-hundred and forty-six million, fifty-hundred and forty thousand, five-hundred and forty-six reais and ninety-four cents (R$ 746,540,546.94); and

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

    Compulsory minimum dividend in the amount of two-hundred and eighty million and one-hundred and ninety thousand, seven-hundred and twenty-one reais and fourteen cents (R$ 280,190,721.14).

  The allocation of the profits proposed herein is duly reflected in the Company's Financial Statements, which were widely disclosed, under the terms of current legislation.

  Please note that the information required by "Appendix 9-1-II" of CVM Instruction 481, is available for the Shareholders’ consultation in Annex II of this Proposal, in addition to being available, as of this date, at the Company's (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

  III. To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws

  Furthermore, pursuant to the provisions set forth in OFFICIAL LETTER/CVM/SEP/No.02/2018 – which establishes general guidelines on the procedures to be observed by publicly held companies, including preparations for the General Meeting, the definition of the number of members of the Board of Directors should be subject to resolution when the Bylaws provide for a minimum and maximum number of members.

  In that sense, as set forth in article 15 of the Company’s Bylaws, its Board of Directors shall be composed of at least seven (07) members, all of them with a unified term of office of one (01) year, reelection being permitted.

  It is worth emphasizing that the Company is listed on the Novo Mercado of B3 S.A. - Brazil, Stock Exchange, Counter and, under the terms of the Novo Mercado Listing Regulation, at least two (2) members or twenty percent (20%) of the members of the Board of Directors shall be Independent Board Members, which shall be expressly stated in the minutes of the general meeting that elects them, the board member(s) elected upon the power set forth in §§ 4 and 5 of article 141 of the Brazilian Corporation Law being also considered as independent.

  Thus, the Company’s Management proposes the election of seven (07) members to compose the Board of Directors, two (02) of them being an Independent Board Member.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  IV. To elect the members of the Board of Directors and the Fiscal Council

  •         Board of Directors

  The current members of the Company's Board of Directors were elected at the annual general meeting held on April, 28, 2017, with the mandate until the Company's annual general meeting that approves the accounts for the fiscal year ended December 31, 2017, pursuant to article 150, § 3 of Brazilian Corporation Law.

  Due to the termination of the term of office of the members of the Company’s Board of Directors, pursuant to article 140 of Brazilian Corporate Law, the general meeting have the authority to elect the members of the Company’s Board of Directors.

  The Company’s Management indicate the following candidates for the mandate of 2018/2019:

1. Bo Wen
2. Shirong Lyu
3. Yang Qu
4. Yumeng Zhao
5. Andre Dorf
6. Antonio Kandir (Independent Board Member) 7. Marcelo Amaral Moraes (Independent Board Member)

  The appointed members may be elected by majority vote or by multiple vote. The adoption of multiple vote shall occur if shareholders representing at least 5% (five percent) of the Company's capital stock requires. For the Board composed of seven (7) members and considering the presence of shares representing the totality of the share capital in the General Meeting, at least 127,239,344 votes are required (each share being attributed 7 (seven) votes, pursuant to article 141 of the Brazilian Corporation Law) for the election of a member of the Company's board of directors.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  In relation to the election of members of non-controlling shareholders, it should be pointed out that at the meeting held on April 11, 2006, the CVM Collegiate Body resolved to maintain the interpretation of article 141, §5, of the Brazilian Corporation Law at the meeting held on November 8, 2005 (CVM Process RJ/2005/5664), that, in cases in which the company only issued shares with voting rights, will have the right to elect and remove a member and his alternate from the Board of Directors, in a separate vote at the general meeting, excluding the controlling shareholder, the majority of the holders holding at least 10% of the total voting shares.

  •         Fiscal Council

  Pursuant to article 26 of the Company's bylaws, the Fiscal Council shall be composed of three (3) effective members and an equal number of alternates, all of them with a unified term of office of one (01) year, reelection being permitted.

  The Company's Management indicates the following candidates for the 2018/2019 term:

Acting Members	Deputy Members
Lisa Gabbai	Chenggang Liu
Ran Zhang	Jia Jia
Ricardo Florence dos Santos	Reginaldo Ferreira Alexandre

  Pursuant to CVM Instruction 481, candidates may be nominated for the positions of representatives of minority shareholders of the Company's Fiscal Council, by means of a public proxy request. Information on potential candidates will be made available at the Company's headquarters, on its website (www.cpfl.com.br/ri), and on the CVM website (www.cvm.gov.br).

  Please note that the information required in article 10 of CVM Instruction 481, regarding the candidates nominated to compose the Board of Directors and the Fiscal Council are in Annex III of the Proposal, also being available, from this date, at the headquarters (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission Exchange Commission - SEC (www.sec.gov).

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  V. To establish the overall compensation to be paid to the Company’s management and to the members of the Fiscal Council for the period of May 2018 to April 2019

  The Company's Management proposes to the General Meeting’s approval the overall compensation of the members of the Board of Directors and of the Executive Board, for the period from May 2018 to April 2019, in the amount of up to thirty-three million, five-hundred and seventy-two thousand, nine-hundred and five reais and forty-six cents (R$ 33,572,905.46) including benefits and charges.

  Of the total amount of remuneration proposed to the Company's Managers, six- hundred and nineteen thousand, nine-hundred and fifteen reais and ninety-four cents (R$ 619,915.94) is allocated to the fixed remuneration of the Board of Directors and the maximum amount of thirty-two million, nine-hundred and fifty-two thousand, nine-hundred and eighty-nine reais and fifty-two cents (R$ 32,952,989.52) to the fixed and variable remuneration of the Board of Executive Officers.

  The proposal of the total amount of remuneration for the members of the Board of Directors at approximately two point two percent (2.2%) above the amount approved for the fiscal year of 2017, which was in the total amount of six-hundred and six thousand, fifty-hundred and sixty-five reais and fifty-one cents (R$ 606,565.51) is justified by the inflation rate. It is important to mention that only the independent member will be remunerated.

  The members of the Board of Directors receive fixed monthly fees, regardless of the number of meetings they participate in the month and do not receive any additional remuneration for their participation in Committees or Advisory Committees of the Board of Directors.

  The proposal of the overall compensation of the members of the Board of Executive Officers at approximately fifty point two percent (50.2%) above the amount approved for the fiscal year of 2017, which was in the total amount of twenty-one million, nine-hundred and thirty-three thousand, four-hundred and two reais and eighty-seven cents (R$ 21,933,402.87) is justified by the inflation rate and the creation of new executive officers positions.

  The Executive Officers of CPFL Energia who occupy seats in the Board of Directors of companies controlled by the Company, waive the receipt of fees, receiving remuneration only in those in which they exercise the role of Executive Officers.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  The fees of the Board of Executive Officers are in line with the values practiced in the market and are defined based on market research done by specialized consultancies.

  The Company's Management also proposes that the General Meeting approve the annual amount of the remuneration of the members of the Fiscal Council in the amount of three-hundred and twenty-three thousand, six-hundred and ninety-three reais and eighty-six cents (R$ 323,693.86), for the period from May 2018 to April 2019.

  Pursuant to paragraph 3 of article 162 of the Brazilian Corporation Law, the GM shall fix the fees of the Fiscal Council in an amount not lower than ten percent (10%) of the remuneration that, on average, is attributed to each Executive Officer, for this purpose the benefits, the representation funds and the profit sharing are not considered.

  The proposal of the overall compensation of the members of the Fiscal Council at approximately fifty-eight point seven percent (58.7%) above the amount approved for the fiscal year of 2017, which was in the total amount of two-hundred and four thousand and five reais and twenty-three cents (R$ 204.005,23) is justified by the inflation rate and the proposal the one more Fiscal Council member is remunerated.

  It should be noted that only the acting members of the Fiscal Council are remunerated, the alternate does not receive any fees, except when it replaces the member to which it is entailed.

  Please note that the proposal for the remuneration of the Managers and the Fiscal Council was prepared based on market values and was previously submitted to the appreciation of the Company's Human Resources Management Committee (Comitê de Gestão de Pessoas).

  The information related to the remuneration of the Company's Management and Fiscal Council, in compliance with the provisions of article 12 of CVM Instruction 481, are included in Annex IV of this Proposal and are available at the Company's headquarters on its website (www.cpfl.br/ri) As well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  VII. To approve the amendment and the consolidation of the Company’s Bylaws

  The Company’s Board of Directors proposes to amend the Company’s Bylaws, in order to:

  (I) harmonize the statutory provisions with the new Novo Mercado rules, in order to: (A) modify the following articles: (i) sole paragraph of article 1; (ii) article 5; (iii) caput and sole paragraph of article 14; (iv) paragraph 3 of article 26; (v) caput of article 34; (vi) article 43; (B) exclude the following articles: (i) sole paragraph of articles 34; (ii) caput and sole paragraph of article 35; (iii) articles 36, 37, 38 and its paragraphs, 39 and its paragraphs, 40, 41 and its paragraphs and 42 and its paragraphs;

  (II) update the monetary values in articles 17, items (i), (k), (m), (n), (s), (z), (aa) and 21, item (e), as well as update the reference of article 47 to 2018;

  (III) change the number of members of the Board of Executive Officers, with the creation of a position, as well as with the change of competences established, with the amendment of the caput of article 18 and inclusion of sub item (iv) in item (b) and inclusion of item (h);

  (IV) exclusion of repeated term in article 20;

  (V) extinguish the Reserve for Adjustments to the Concession Financial Assets with the exclusion of item (c) of paragraph 2 of article 27;

  (VI) change of all references to BM & FBOVESPA S.A. - Securities, Commodities and Futures Exchange for B3 S.A. - Brazil, Stock Exchange, Counter; and

  (VII) to adjust the defined terms and renumbering of all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above;

  The Board of Directors proposes to consolidate the Company's Bylaws, in accordance with the changes proposed above.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  In compliance with article 11 of CVM Instruction 481, Annex V of this Proposal contains a comparative table, including the current wording, proposed wording and justification of the amendment. In addition, for the easy reference and better visualization and contextualization of the proposed amendments, Annex V also contains the marked and clean versions of the Bylaws consolidating all the proposed changes. This attachment is available for consultation by Shareholders, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

  VIII. To approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses.

  With the issuance of the regulations of IFRIC12/ICPC 01(R1) – Service Concession Arrangements and the adoption of IFRS in 2010, the electric energy distributors controlled by CPFL Energia S.A. (“CPFL Energia”) changed the method to account for property, plant and equipment, segregating them into: (i) intangible assets, relating to items and/or portions of items that will be amortized until the end of the concession period; and (ii) concession financial assets, relating to items and/or portion of items that will be amortized after the end of the concession period.

  The Reserve for Adjustments to the Concession Financial Assets will be realized at the end of the Company’s concession period, upon the payment of indemnity by the Grantor or disposal or derecognition of the assets and will result in the reversal of the related amounts to “Retained Earnings or Accumulated Losses”.

  The value of the concession financial assets is determined based on their fair value calculated through the basis of remuneration of the concession assets, pursuant to legislation in force established by the regulatory agency (ANEEL), and takes into consideration the changes in the estimated cast flow, using as a basis mainly factors such as new replacement value and adjusted based on the IPCA (Extended Consumer Price Index). The financial asset falls into the category of available-for-sale and the changes in the cash flows have as balancing items the operating income accounts in the statement of profit or loss.

  In 2013, a statutory reserve was created to allocate the profits and losses from the financial adjustments/updating so that there was no impact of dividend without the related generation of cash since, as previously mentioned, the cash inflow would occur only upon the payment of the indemnity at the end of the concession.

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  During 2017, analyzing the other electric energy distributors in Brazil, we identified that the companies in the sector usually do not set up a reserve for adjustments to the concession financial assets.

  In addition, the current scenario of hydrological changes has affected the short-term management of the energy distributors’ cash. The holding company CPFL Energia has contributed with cash amounts to the distributors to comply with indicators in covenants, but the distributors do not have cash requirement in the long term and a manner of recovering CPFL Energia’s cash would be through the distribution of this reserve.

  Amendments to the Bylaws of the electric energy distribution companies which are not set forth by article 2 of Normative Resolution No. 149/2005, shall be submitted to previous authorization of the grantor ANEEL. In March 9, 2018, ANEEL granted the authorization for the amendments in the distribution companies’ Bylaws.

  Due to extinguishing the Reserve for Adjustments to the Concession Financial Assets, the balance, in the total amount of eight-hundred twenty-six million, six-hundred thousand, three-hundred and fifty-eight reais and forty-three cents (R$ 826,600,358.43), allocated in the mentioned reserve shall be reallocated, hence the proposal to send the balance to the account of Retained Earnings or Accumulated Losses.

  6. Clarifications

  All documents related to the proposals for resolution of the General Meeting are available at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. SEC (www.sec.gov).

  In view of the Company's adoption of the distance voting procedure, the Company hereby informs that this Proposal also includes, pursuant to Annex VI, the Distance Voting Report referred to in articles 21-h and following of CVM Instruction 481. The referred annex is available for the Shareholders consultation, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

Manual for the Annual and Extraordinary General Meeting of April 27, 2018

  In view of the Company's adoption of the distance voting procedure, the Company hereby informs that this Proposal also includes the Distance Voting Bulletin, as set in Annex VI, which are dealt with in Articles 21-h and following of CVM Instruction 481. Which is available for consultation by Shareholders, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on CVM websites (www.cvm.gov.br), B3 (www.b3.com.br) and the US Securities and Exchange Commission - SEC (www.sec.gov).

  In addition to the information contained in this Proposal and its Attachments, CPFL Energia shareholders may resolve any doubts by means of direct contact with the Investor Relations area, by electronic message (ri@cpfl.com.br) or by telephone (+ 55 19 3756 6082), who are ready to attend to all your needs immediately.

  Yours faithfully,

  Yuhai Hu

  Chairman of the Board of Directors

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: April 9, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.